

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2013

Via E-Mail
Andrew D. Miller
Chief Financial Officer
Cepheid
904 Caribbean Drive
Sunnyvale, California   94089

> **Re: Cepheid**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-30755**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1. We note from page 64 that your tax benefit of $1.3 million in fiscal 2012 included $2.9 million related to the release of a valuation allowance in your Swedish subsidiary. Please tell us the cause of the release of the valuation allowance and discuss how you considered the disclosures required by Item 303(A) of Regulation S-K and the instructions thereto in concluding that a discussion of the causes for changes in your income taxes was not required.

Item 8. Consolidated Financial Statements

Note 7. Commitments, Contingencies and Legal Matters, Legal Matters, page 58

2. We note that you recorded a charge of $15.1 million in the quarter ended September 30, 2012, related to your settlement agreement with Abaxis. We further note that in your December 31, 2011 Form 10-K and in your subsequent Forms 10-Q through the quarterly period ended June 30, 2012, you disclosed that you believed the possibility that the legal proceeding would result in a material adverse effect on your business was remote. You disclose that the legal matters regarding Abaxis began June 29, 2010 and continued until you reached a settlement on September 24, 2012. Please provide us with a chronology of events in the history of the matters with Abaxis leading up to the Settlement Agreement. In particular, identify the points in time at which you received pertinent information that would impact your assessment of any liability under FASB ASC 450-20-25 prior to the date of the Settlement Agreement. Discuss how you considered your knowledge of these events and the guidance in FASB ASC 450-20-25 and ASC 450-20-50 in determining your accounting and disclosures for the Abaxis matters in your December 31, 2011 Form 10-K and in subsequent filings including your Forms 10-Q.

3. We reference the disclosure related to the Roche legal matters in which you state your belief that the possibility the legal proceeding will result in a material adverse effect on the company's business is remote. Under FASB ASC 450-20-25-1 and the Master Glossary thereto, if a loss contingency is remote it means that the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability is slight. Please clarify whether you have assessed the possibility of a loss contingency related to the Roche legal matters as remote under FASB ASC 450. If you do not believe that the possibility of a loss is remote, please tell us how your disclosure complies with FASB ASC 450-20-50-4 which requires, for a reasonably possible loss, disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

Note 10. Income Taxes, page 64

4. We note from your consolidated statements of operations that you recorded a benefit (provision) for income taxes in fiscal years 2012, 2011, and 2010 of $1.3 million, $(45) thousand, and $419 thousand, respectively. Please tell us how you considered the disclosures required by FASB ASC 740-10-50-9 through 50-12.

Item 11. Executive Compensation

5. We see from the Summary Compensation Table on page 37 of your proxy statement that you have incorporated by reference into your Form 10-K that the dollar value of your option awards to your chief financial officer increased from $530,478 in 2011 to $2,065,743 in 2012. We note, however, minimal discussion and analysis as why your

chief financial officer's annual stock option grants were significantly increased. Please provide us with, and in your future filings, as applicable, please include, substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to your chief financial officer. Refer to subparagraph (b)(1)(v) of Item 402 of Regulation S-K. For example, please tell us, and discuss and analyze in future filing, as applicable, how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your chief financial officer and the reasons for the significant increases in the value of such awards versus the prior year.

6. We note from your disclosure under "Equity-Based Long-Term Incentive" on page 31 of your proxy statement that equity grants awarded to your chief financial officer were above the targeted 60th percentile on a grate date value basis because the grant date fair value used in calculating equity grants was higher than the average stock price for your peer group companies. Please tell us, and in future filings, as applicable, disclose where the equity grants awarded to your chief financial officer fell as a specific percentile above the targeted percentile. Please also clarify for us, and disclose in future filings, as applicable, how the stock price of your shares being higher than the average stock price for your peers led to the actual percentage being higher than the targeted percentage. Include in your response how the Compensation Committee factored the share price in to determinations of the number of shares to award through the option grants to your chief financial officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 on other comments. In this regard, please do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Brian Cascio for

Martin James
Senior Assistant Chief Accountant